WallachBeth Capital, LLC

(SEC I.D. NO. 8-67936)

FINANCIAL STATEMENT
AS AT DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

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SEC FILE NUMBER
8-67936

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WallachBeth Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Yamato Road, Suite 404
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Oh	646-998-7610	coh@wallachbeth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

730 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Michael Wallach_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____WallachBeth Capital LLC_____, as of _____December 31_____, 2<u>021</u>__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY RODRIGUEZ
Notary Public
State of New Jersey
Commission # 50068173
My Commission Expires 09/19/2022



Signature:

Title: CEO

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

WALLACHBETH CAPITAL, LLC

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
WallachBeth Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of WallachBeth Capital LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Marcum LLP

New York, NY
February 25, 2022



WALLACHBETH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	2,675,930
Due from clearing brokers		2,517,530
Commissions receivable		1,566,250
Securities owned, at fair value		247,083
Furniture and fixtures, net of accumulated depreciation of $727,561		132,180
Operating lease ROU, net of accumulated amortization of $867,088		2,522,413
Other assets		953,460
Total assets	$	10,641,846

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	1,373,949
Operating lease liability		2,908,242
Unearned Income		968,000
Total liabilities		5,250,191

Commitments and Contingencies		-

Member's Equity

Member's equity		5,364,655
Total member's equity		5,364,655
Total liabilities and member's equity	$	10,614,846

The accompanying notes are an integral part of this financial statement

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2021

Note 1 - ORGANIZATION

WallachBeth Capital, LLC (The "Company") is a Limited Liability Company organized in New York State in May 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an Introducing Broker with the Commodity Futures Trading Commission and is a Member of the National Futures Association ("NFA"). The Company is an "inter-market-broker" specializing in exchange-listed equity options and index products ETFs, equities and non-U.S equities. The Company operates on a fully-disclosed, agency only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of this rule. Essentially, the requirements of Paragraph (k)(2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains all related books and records as customarily kept by a clearing broker/dealer.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The Company's significant estimates include its allowance for doubtful accounts, useful life of property and equipment and Level 3 securities.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments, with original maturities of three months or less, which are not held for sale in the ordinary course of business.

The Company has multiple sweep investment accounts with the money market funds investing US treasuries. As at December 31, 2021, the money market funds totaled approximately $2,347,000.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2021

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. Cash in excess of insured amounts approximated $79,000 at December 31, 2021. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Commissions Receivable, Allowance for Doubtful Accounts

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2021, the Company has not recorded an allowance for any potential non-collection as all receivables are deemed collectible.

Depreciation and Amortization

Furniture and fixtures are being depreciated over their estimated useful lives (1-7 years). Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the improvements or the operating lease term.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. When assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Due from Clearing Brokers

The clearing and depository operations for the Company's securities transactions are provided by brokers. At December 31, 2021, all of the securities owned and the majority of the amounts due from brokers reflected in the Statement of Financial Condition is positioned with and amounts due from these brokers. Subject to the clearing agreement between the Company and these clearing brokers, the clearing brokers have a lien and right of off-set against all amounts deposited and held in those accounts.

4

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Grow NJ Tax Credit

The Company was approved for up to $3,712,500 of Grow New Jersey Assistance Act Tax Credit over a 10 year period starting tax year 2017. The Company is required to apply for the annual Grow New Jersey Assistance Act Tax Credit Certificate and the New Jersey Economic Development Authority reviews and approves the amount of the tax credit as having met all of the requirements of the Grow New Jersey Assistance Act Tax Credit Program.

Under the term of the agreement, the Company is required to comply with the program for an additional 5 years after the 10 years eligibility period. The Company has recorded an unearned income of approximately $968,000 as at December 31, 2021.

Note 3 - FAIR VALUE MEASUREMENT

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurement.*

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, due from clearing broker, commissions receivable, accounts payable, commissions payable, accrued expenses, deferred rent and capital lease obligation, approximate their fair values.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Note 3 - FAIR VALUE MEASUREMENT (continued)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table presents the Company's fair value hierarchy for those assets valued at fair value as of December 31, 2021:

Fair Value Measurements Using

	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$48,574	$48,574	-	-
Warrants Securities	198,509	23,760	-	174,749
Total	$247,083	$72,334		$174,749

The Company's investments are valued using Level 1 inputs and Level 3 inputs and consist of common stocks and warrants. The fair value of the common stocks is based on quoted prices in active markets and the fair value of the stock warrants is determined by using the Black-Scholes model or similar valuation techniques. Valuation inputs used in the Black-Scholes model include observable inputs such as interest rate, expected term and market price of the underlying stock, in addition to unobservable inputs such as stock volatility.

For the year ended December 31, 2021, the principal assumptions used in applying the Black-Scholes valuation model were as follows:

Note 3 - FAIR VALUE MEASUREMENT (continued)

Life of warrant	0.5 years to 5.1 years
Risk free interest rate	0.55 % to 1.38 %
Volatility of underlying stock	67 % to 419 %
Dividend assumption	$0.00

The following table presents a reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2021.

	Total	Warrants	Equities
Balance, January 1, 2021	$ 572,959	$ 572,959	$ -
Securities received for services	764,603	637,253	127,350
Exercised, expired, and distributed	(1,070,803)	(943,453)	(127,350)
Unrealized loss	(92,010)	(92,010)	-
Balance, December 31, 2021	$ 174,749	$ 174,749	$ -

Note 4 - PENSION PLANS

The Company has a 401 (k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute up to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes a Safe Harbor contribution equal to 3% of compensation. Safe Harbor contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in proportion of their salaries to the total salaries of all participants. Total contributions to the Plan amounted to approximately $457,000 for the year ended December 31, 2021.

Note 5 - OPERATING LEASE RIGHT OF USE ASSETS AND LEASE LIABLITIES

On December 29, 2016, the Company signed its operating lease for its headquarters in Jersey City, New Jersey, effective August 1, 2017, for 10 years and 8 months with an option to extend the lease for an additional 5 years term at the end of lease term. The initial lease rate was $41,193 per month with escalating payments.

The Company has elected to adopt ASC Topic 842, Leases ("Topic 842"), the new guidance effective January 1, 2019 using a modified retrospective approach. Accordingly, Topic 842 will be applied prospectively in the Company's financial statements from January 1, 2019 forward and the reported financial information for historical comparable periods will not be revised and will continue to be reported under the accounting standards in effect during those historical periods. In addition, the Company elected to adopt the short-term lease exception and not apply Topic 842 to arrangements with lease terms of 12 month or less.

The Company has completed its analysis of Topic 842, which was adopted on January 1, 2019, and has determined that there were material impacts on the statement of Financial Conditions and the Company's Computation of Net Capital. As of January 1, 2019, the Company has recognized a ROU asset of approximately $3,390,000 and a liability of $3,731,000 and eliminated deferred rent of $790,000. The Company determined the lease liabilities using the Company's estimated incremental borrowing rate of 7.00% to estimate the present value of the remaining monthly lease payments.

As of December 31, 2021, the Company had a ROU asset of approximately $2,522,000 and a liability of $2,908,000.

Remaining lease term and discount rate for our operating lease is as follows:

	December 31, 2021
Remaining lease term	5 years and 3 months
Discount rate	7.0%

Note 5 - OPERATING LEASE RIGHT OF USE ASSETS AND LEASE LIABLITIES (continued)

Maturity of our lease liabilities as of December 31, 2021 for our operating lease is as follows:

	Amount
Year 2022	$ 542,000
Year 2023	556,000
Year 2024	570,000
Year 2025	584,000
Year 2026	599,000
Thereafter	768,000
Total lease payments	3,619,000
Less interest	(711,000)
Present value of lease liabilities	$ 2,908,000

On May 4, 2021, the Company signed its operating lease for its new headquarters in Boca Raton, Florida, effective February 4, 2022, for 5 years and 5 months with 2 options to extend the lease at the end of lease term for an additional 3 years each. The initial lease rate is $4,785 per month with escalating payments.

Future minimum rental payments as of December 31, 2021 for our operating leases is as follows:

	Amount
Year 2022	$ 546,000
Year 2023	615,000
Year 2024	631,000
Year 2026	647,000
Year 2026	661,000
Thereafter	795,000
Total lease payments	$ 3,895,000

Note 6 - SUBSEQUENT EVENTS

The Company evaluates subsequent events for recognition and disclosure through the date the financial statements are available to be issued.

Note 7 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company policy to review, as necessary, the credit standing of each counterparty.

Note 8 - GUARANTEES

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees its clearing broker against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded a contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Litigation

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently there is no litigation against the Company.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
AS AT DECEMBER 31, 2021

Note 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had Net Capital of $3,454,000, which was $3,272,000 in excess of its required net capital of $182,000. The Company's net capital ratio was 79%.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying WallachBeth Capital LLC Exemption Report, in which (1) WallachBeth Capital LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

New York, NY
February 25, 2022



Marcum LLP ▪ 730 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

WALLACHBETH CAPITAL, LLC Exemption Report

WallachBeth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WallachBeth Capital, LLC

I,   __Michael Wallach__ , swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Title: CEO

Date: February 25 2022